Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Orbital Corporation Ltd

4 Whipple Street

Balcatta

Western Australia 6021

Date of lodgement:

19-Jun-2008

Title:

Open Briefing®. Orbital Corp. New CEO Stinson on Strategy

Record of interview:

corporatefile.com.au

Orbital Corporation Limited recently appointed you as Orbital’s new CEO and MD effective 21 June, 2008. What experience and expertise do you bring to the role at Orbital, whose core activities are technology development and commercialisation?

CEO Terry Stinson

I have technology development and commercialisation experience from previous roles with Mercury Marine, joint venture activities with companies in Japan and China, and joint venture activities with automotive manufacturers.  With relation to Orbital, the closest alignment of experience is from forming and leading Meteor in Perth, which became Synerject.

In my experience, many innovative products struggle as they move from R&D to commercialisation and many products with great potential fail through this transition. My successes have been in taking good ideas and getting them into profitable production. I plan to use the knowledge acquired from my experience to make sure that new Orbital ventures are successful and profitable and ensure a good return to shareholders.

My technology development and commercialisation experience is complimented by my manufacturing experience. If you know how things are made, you have a better chance of making sure that what you’re designing can be built in production. I’ve also retained customer and industry contacts from the fuel systems business, which we can use as we identify opportunities to expand.

I have a lot of recognition and admiration for what Rod Houston has accomplished. What I bring to the business are traditional CEO skills and a clear focus on creating shareholder wealth. My experience lies in creating companies, company turn-arounds, and getting companies on the right path for growth and profits.

corporatefile.com.au

Without talking specifics about your intended strategy, what do you think needs to change at Orbital? Might the structure of Orbital’s earnings change over the next three to five years?

CEO Terry Stinson

Orbital needs to grow and this will require change. The level of change will depend on where we take Orbital in the future.  My plan over the next three to four months is to develop a strategy that will facilitate much stronger profitable growth and to secure future shareholder returns. The strategy we develop as a team will focus on customer needs and work to provide products and services that fill gaps in the market. This new strategy will require diversification and that will require additional investment and time.

corporatefile.com.au

Orbital recently announced the $1.6 million acquisition of Boral Alternative Fuel Systems (BAFS).  What is the strategic rationale for this acquisition and is it indicative of where the company might head?

CEO Terry Stinson

The strategic rationale is to fill a gap in the market that fits with Orbital’s core competencies, which are developing engines, engine management systems and fuel systems for cleaner engines. We’re now well placed strategically to provide a product to the market that can bring real cost savings and reduce greenhouse gas emissions. Australian car producers and consumers are looking for ways of reducing fuel costs and LPG is one of the best near term solutions available. Utilising the strengths of Orbital and our new partner Vialle, we can deliver the next generation LPG fuel system for both the car producers and the aftermarket sector.

corporatefile.com.au

BAFS is currently generating annual revenue of approximately $6 million and is expected to be earnings per share accretive for Orbital. Can this acquisition have a genuine impact on shareholder value?

CEO Terry Stinson

The acquisition of BAFS is the first step in an expansion into the alternative fuels market. It provides a springboard into the original equipment manufacturers (OEM’s) with Ford as an existing customer and the opportunity to expand into the LPG aftermarket sector which is a large opportunity in Australia.

With the BAFS acquisition, to be renamed Orbital Gas Products, we can create new systems and a series of gas products that can be applied to a broad range of vehicles.

Once we establish ourselves in the Australian market, we can take the new products and expand into more international markets. We believe this expansion through our new business will have a positive impact on shareholder value.

corporatefile.com.au

What are your priorities at Orbital and is a change in strategic direction likely in the near term?

CEO Terry Stinson

My first priority as a new CEO is to get involved and learn about Orbital’s customers, what programs we have underway, assess the staff and their potential, and whether we’re organised correctly to be able to deliver on shareholder expectations.

I’m going to build on Rod’s strategy of looking outside our core businesses and expanding Orbital’s business scope. I also want to stabilise the engineering business, the license and royalty segment, and the revenues will continue to follow product sales.

My goal is to take what is here as a foundation and use that to reinvent Orbital at the periphery as a larger and more profitable company.

In terms of product, we want to focus on energy savings and positive environmental impact, not just with engine and power train, but to look at expanding into other markets while still using our skill set.

corporatefile.com.au

Thank you Terry.

For more information about Orbital, please visit www.orbitalcorp.com.au or call Terry Stinson (+61 8) 9441 2462

For previous Open Briefings by Orbital, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au

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Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

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